Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

London, 20 April 2015

RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

The Company announces that on 20 April 2015, 28 843 ordinary shares in the Company (“Shares”) were issued and allotted by the Company to Dr Mark Bristow, a director of the Company, and 6 462 Shares were issued and allotted by the Company to Graham Shuttleworth, a director of the Company, at their nominal value ($0.05) in satisfaction of the vesting of the awards granted on 16 March 2012 under the Randgold Resources Limited Co-Investment Plan (the “CIP Awards”).

The CIP Awards are subject to a performance condition which measures the Company's Total Shareholder Return performance against the Euromoney Global Gold Index. This performance condition has been met at the maximum level in respect of each of the CIP Awards. Accordingly, the CIP Awards have vested in full.

Dr Mark Bristow’s shareholding in the Company is now 757 772 Shares or 0.8% of the current issued share capital of the Company.

Graham Shuttleworth’s shareholding in the Company is now 82 618 Shares or 0.09% of the current issued share capital of the Company.

The Randgold Resources Limited Co-investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

The Company announces that in respect of awards of 28 843 ordinary shares and 6 462 ordinary shares granted on the 16 March 2012 to Dr Mark Bristow and to Graham Shuttleworth, each directors of the Company, under the Randgold Resources Limited Restricted Share Scheme (the “2012 RSS Awards”) first tranche of the 2012 RSS Awards were capable of vesting on 16 March 2015.

The first tranche related to one third of the 2012 RSS Awards, being 9 614 Shares and 2 154 Shares for each of Dr Mark Bristow and Graham Shuttleworth respectively.

The performance conditions have not been met in respect of the first tranche of each of the 2012 RSS Awards and accordingly the first tranche of each of the 2012 RSS Awards has not vested in respect of any ordinary shares.

The 2012 RSS Awards are subject to performance conditions which measure earnings per share growth, absolute total shareholder return, additional reserves and absolute reserves growth.

The Randgold Resources Limited Restricted Share Scheme, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of the operational and financial performance targets noted above.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 7711338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com